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Schedule 13G                                                         Page 1 of 7

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G




                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2 )*


                            BackWeb Technologies Ltd.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                 Ordinary Shares
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   M15633-10-6
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                    12/31/00
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]     Rule 13d-1(b)

[ ]     Rule 13d-1(c)

[X]     Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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Schedule 13G                                                         Page 2 of 7

CUSIP No. M15633-10-6
--------------------------------------------------------------------------------

        1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

           Eli Barkat Holdings Ltd./Not applicable
--------------------------------------------------------------------------------

        2. Check the Appropriate Box if a Member of a Group (See Instructions)

           (a)  [ ]

           (b)  [ ]
--------------------------------------------------------------------------------

        3. SEC Use Only
--------------------------------------------------------------------------------

        4. Citizenship or Place of Organization  Israel
--------------------------------------------------------------------------------
Number of
Shares          5.   Sole Voting Power  3,352,342
Beneficially    ----------------------------------------------------------------
Owned by Each
Reporting       6.   Shared Voting Power  0
Person With     ----------------------------------------------------------------

                7.   Sole Dispositive Power  3,352,342
                ----------------------------------------------------------------

                8.   Shared Dispositive Power  0
--------------------------------------------------------------------------------
        9.  Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                      3,352,342
--------------------------------------------------------------------------------

        10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------

        11. Percent of Class Represented by Amount in Row (9)  8.8%
--------------------------------------------------------------------------------
        12. Type of Reporting Person (See Instructions)

            CO
--------------------------------------------------------------------------------


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Schedule 13G                                                         Page 3 of 7

CUSIP No. M15633-10-6
--------------------------------------------------------------------------------

        1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

           Eli Barkat/Not applicable
--------------------------------------------------------------------------------

        2. Check the Appropriate Box if a Member of a Group (See Instructions)

           (a)  [ ]

           (b)  [ ]
--------------------------------------------------------------------------------

        3. SEC Use Only
--------------------------------------------------------------------------------

        4. Citizenship or Place of Organization  Israel
--------------------------------------------------------------------------------
Number of
Shares          5.   Sole Voting Power  3,900,473
Beneficially    ----------------------------------------------------------------
Owned by Each
Reporting       6.   Shared Voting Power  0
Person With     ----------------------------------------------------------------

                7.   Sole Dispositive Power  3,900,473
                ----------------------------------------------------------------

                8.   Shared Dispositive Power 0
--------------------------------------------------------------------------------
        9.  Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                      3,900,473
--------------------------------------------------------------------------------

        10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------

        11. Percent of Class Represented by Amount in Row (9)  10.3%
--------------------------------------------------------------------------------
        12. Type of Reporting Person (See Instructions)

            IN
--------------------------------------------------------------------------------


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Schedule 13G                                                         Page 4 of 7

ITEM 1. NAME AND ADDRESS OF ISSUER

      (a)   Name of Issuer -- BackWeb Technologies Ltd.

      (b) Address of Issuer's Principal Executive Offices -- 3 Abba Hillel Street, Ramat Gan, Israel

ITEM 2. THE REPORTING PERSONS AND THE SECURITIES

      (a) This statement is filed by (1) Eli Barkat Holdings Ltd. and (2) Eli Barkat. Attached hereto as Exhibit A is a copy of an agreement between the Reporting Persons that provides that this Schedule 13G is being filed jointly on behalf of each of them.

      (b) The address of the principal business office of both Reporting Persons is 8 Hamarpe Street, Har Hotzvim, Jerusalem, Israel 91450.

      (c)   Both Reporting Persons are Israeli citizens.

      (d) The shares to which this statement relates are Ordinary Shares of BackWeb Technologies Ltd.

      (e)   The CUSIP Number for the Ordinary Shares is M15633-10-6.

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

None of the options apply. This statement is being filed pursuant to Rule 13d-2(b) to amend a statement filed pursuant to Rule 13d-1(d).

ITEM 4. OWNERSHIP

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(1) Eli Barkat Holdings Ltd.

      (a)   Amount beneficially owed: 3,352,342

      (b)   Percent of class: 8.8%

      (c)   Number of shares as to which the person has:

            (i)   Sole power to vote or to direct the vote 3,352,342

            (ii)  Shared power to vote or to direct the vote 0

            (iii) Sole power to dispose or to direct the disposition of
                  3,352,342

            (iv)  Shared power to dispose or to direct the disposition of 0


(2) Eli Barkat

      (a)   Amount beneficially owed: 3,900,473

      (b)   Percent of class: 10.3%

      (c)   Number of shares as to which the person has:

            (i)   Sole power to vote or to direct the vote 3,900,473

            (ii)  Shared power to vote or to direct the vote 0

            (iii) Sole power to dispose or to direct the disposition of
                  3,900,473

            (iv)  Shared power to dispose or to direct the disposition of 0


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Schedule 13G                                                         Page 5 of 7

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not Applicable

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

This Schedule 13G may be deemed to have been filed by a group pursuant to Rule 13d-1(d). Please see Exhibit B.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

Not applicable

ITEM 10. CERTIFICATION

Not applicable



                                    SIGNATURE

        After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


        Date: February 13, 2001             ELI BARKAT HOLDINGS LTD.


                                            By: /s/ AVI BASHER
                                               ---------------------------------
                                               Name:  Avi Basher
                                               Title: Chief Financial Officer

                                               /s/ ELI BARKAT
                                               ---------------------------------
                                               Eli Barkat, an individual


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Schedule 13G                                                         Page 6 of 7

                                    EXHIBIT A

                     AGREEMENT JOINT FILING OF SCHEDULE 13G

        Each of the undersigned hereby agrees to file jointly the statement on
Schedule 13G to which this Agreement is attached, and any amendments thereto which may be deemed necessary, pursuant to Regulation 13D-G under the Securities Exchange Act of 1934. It is understood and agreed that each of the parties hereto is responsible for the timely filing of such statement and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein, but such party is not responsible for the completeness or accuracy of information concerning the other party unless such party knows or has reason to believe that such information is inaccurate. It is understood and agreed that a copy of this Agreement shall be attached as an exhibit to the statement on Schedule 13G, and any amendments hereto, filed on behalf of each of the parties hereto.

        Date: February 13, 2001             ELI BARKAT HOLDINGS LTD.


                                            By: /s/ AVI BASHER
                                               ---------------------------------
                                               Name:  Avi Basher
                                               Title: Chief Financial Officer

                                               /s/ ELI BARKAT
                                               ---------------------------------
                                               Eli Barkat, an individual



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Schedule 13G                                                         Page 7 of 7

                                    EXHIBIT B

        Eli Barkat directly owns 548,131 shares of the issuer. Eli Barkat Holdings Ltd. directly owns 3,352,342 shares of the issuer. Eli Barkat is the sole controlling person of Eli Barkat Holdings Ltd. Given that relationship, Eli Barkat and Eli Barkat Holdings Ltd. may be deemed to be, but do not affirm that they are, members of a group for the purposes of this statement.